SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3
TO
ANNUAL REPORT
OF
THE REPUBLIC OF HUNGARY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2009
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of Issue	is effective	which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission
Steven G. Tepper, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, NY 10022
*   The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF HUNGARY
     Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on February 4, 2011 and effective as of February 17, 2011 (Registration Number 333-170923) (the “Registration Statement”) of the Republic of Hungary (the “Republic”).
     The sole purpose of this Amendment No. 3 to the annual report of the Republic on Form 18-K for the year ended December 31, 2009 is to file with the Commission: (i) a conformed copy of the Pricing Agreement, dated April 6, 2011, among the Republic, Citigroup Global Markets Inc., BNP Paribas and Deutsche Bank Securities Inc., included as Exhibit 1.2 hereto; (ii) a form of the Republic’s 7.625% Notes due 2041 (the “2041 Notes”), included as Exhibit 4.1 hereto; (iii) the legal opinion included as Exhibit 5.1 hereto in accordance with the Republic’s undertaking in the Registration Statement to furnish copies of the opinions of the special Hungarian counsel for the Republic as to the legality of each issue of securities under the Registration Statement; (iv) the Power of Attorney, dated April 6, 2011, included as Exhibit 24.1 hereto; (v) a revised itemized list of estimated expenses incurred or borne by or for the account of the Republic of Hungary in connection with the sales of the Republic’s 6.375% Notes due 2021, issued on March 29, 2011 (the “2021 Notes”), and the 2041 Notes (collectively, the “Notes”), included as Exhibit 99.1 hereto; and (vi) the recent developments in the Republic as of April 6, 2011, which is included as Exhibit 99.D.2 hereto and which updates and amends the Amended and Restated Description of the Republic previously filed as Exhibit 99.D.

SIGNATURE
EXHIBIT INDEX
EX-1.2
EX-4.1
EX-5.1
EX-24.1
EX-99.1
EX-99.D.2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary on the 1st day of June, 2011.

REPUBLIC OF HUNGARY
By:	/s/ Gyula Pleschinger
	Name:	Mr. Gyula Pleschinger
	Title:	Chief Executive Officer of The Government Debt Management Agency Pte Ltd. of the Republic of Hungary as attorney for the Republic of Hungary represented by its Minister for National Economy

EXHIBIT INDEX

Exhibit
Number
*	1.1	Conformed copy of the Underwriting Agreement, dated January 26, 2010

	1.2	Conformed copy of the Pricing Agreement, dated April 6, 2011, among the Republic, Citigroup Global Markets Inc., BNP Paribas and Deutsche Bank Securities Inc.

	4.1	Form of 7.625% Notes due 2041

	5.1	Opinion of Dr. Zsolt Szita Law Office, the Hungarian legal advisers to the Government Debt Management Agency Private Company Limited by Shares of the Republic

	24.1	Power of Attorney

	99.1	Revised itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sale of the Notes

*	99.2	Conformed copy of the Fiscal Agency Agreement, dated January 29, 2010, between the Republic and Citibank, N.A., as fiscal agent, paying agent and registrar

*	99.C.1	Copy of the 2011 Annual Budget of the Republic (in Hungarian)

*	99.D	Amended and Restated Description of the Republic

*	99.D.1	Recent Developments in the Republic as of March 24, 2011

	99.D.2	Recent Developments in the Republic as of April 6, 2011

*	Previously filed.